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                                                                   EXHIBIT 20(b)



                        [Letterhead of XeTel Corporation]




                                                  January 4, 1999


To Our Stockholders:

         On December 28, 1998 your Board of Directors declared a dividend distribution of Preferred Stock Purchase Rights (the "Rights"). The Rights were issued on January 11, 1999 to stockholders of record on that date and will expire in ten years. This letter and its attachment summarize certain key features of the Stockholder Rights Plan and the Board of Directors' reasons for adopting it. These documents should be kept with your Common Stock Certificates.

         The Rights contain provisions that should, along with certain charter and by-law provisions and certain provisions of the Delaware General Corporation Law, help protect the stockholders of XeTel Corporation (the "Company") in the event of an unsolicited attempt to acquire the Company, including a gradual accumulation of shares in the open market, a partial or two-tier tender offer that does not treat all stockholders equally, a squeeze-out merger and other coercive or unfair takeover tactics. These tactics can unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares, and the Board of Directors does not believe they are in the best interests of the Company's stockholders.

         Over 1,700 companies, including approximately half the Fortune 500 companies and two-thirds of the Fortune 200 companies, have issued similar rights to protect their stockholders against these tactics. We consider the Rights to be very valuable in protecting both your right to retain your equity investment in the Company and the full value of that investment, while not foreclosing a fair acquisition bid for the Company.

         Your Board of Directors was aware when it acted that some people have advanced arguments that securities of the sort we are issuing deter legitimate acquisition proposals. We carefully considered these views and concluded that the arguments are speculative and do not justify leaving stockholders without any protection during the next year. Your Board of Directors believes that these Rights represent a sound and reasonable means of addressing the complex issues of corporate policy.

         The Rights are not intended to prevent an acquisition of the Company and will not do so. However, they should deter any attempt to acquire the Company in a manner or on terms not approved by the Board of Directors. The Rights may be redeemed by the Board of Directors at a price of $0.001 per Right prior to the first public announcement of the accumulation, through open-market purchases, a tender offer or otherwise, of 15% or more of the combined number of

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To Our Stockholders                                                       Page 2
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the Company's shares of Common Stock by a single acquiror or group, and thereafter in certain circumstances. Thus, the Rights should not interfere with any merger or business combination approved by the Board of Directors prior to that time.

         Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights has no dilutive effect, will not affect reported earnings per share and will not change the way in which you can presently trade the Company's shares.

         The Rights will expire December 31, 2008 which should give the Company adequate time to determine whether any further protection is required.

         The Board of Directors has been advised by legal counsel for the Company that the distribution of the Rights will not be taxable to you or to the Company. However, stockholders may recognize taxable income upon the occurrence of certain subsequent taxable events.

         In declaring the Rights dividend, we have expressed our confidence in the future of the Company and our determination that you, our stockholders, be given every opportunity to participate in that future.


                                       On behalf of the
                                       Board of Directors


                                       [Name]
                                       [Title]